Exhibit 99.39

Uranium Royalty Corp. Receives $2.65 Million Cash Repayment Under Laramide Promissory Note, Invited to Close the Toronto Stock Exchange Market

Vancouver, Canada (January 21, 2020) – Uranium Royalty Corp. (TSX-V: URC) (“URC” or the “Company”) is pleased to announce that its wholly-owned subsidiary has received C$2.65 million (US$2.03 million) from Laramide Resources Ltd. as full repayment of principal and interest under a promissory note (the “Note”).

The Note was acquired by the Company pursuant to a strategic transaction with Westwater Resources, Inc. in August 2019, whereby URC acquired the Note and a portfolio of four uranium royalties for total consideration of $3.68 million (US$2.75 million). The four royalties consisted of a 4% net smelter return royalty on the Church Rock property, a 30% net proceeds royalty on a portion of the Dewey-Burdock property, a 4% gross revenues royalty on a portion of the Lance property and a 4% gross revenues royalty on a portion of the Roca Honda property.

The Company currently has approximately $40 million in cash and marketable securities.

The Company is also pleased to announce that members of its senior management and board of directors were invited to close the Toronto Stock Exchange on Monday, January 20, 2020 to commemorate the recent successful initial public offering and listing of the Company’s shares on the TSX Venture Exchange (the “TSX-V”). The closing ceremony was held at the Vancouver Resource Investment Conference.

“We are honored to celebrate our recent listing on the TSX-V. I would like to thank our shareholders and the entire team for all the hard work they have put into this achievement,” said Scott Melbye, President and CEO of URC.

About Uranium Royalty Corp.

Uranium Royalty Corp. is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the sector and the current historically low pricing environment. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and board to identify and evaluate investment opportunities in the industry. The Company’s management and board include individuals with over 130 years of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development, nuclear fuel management and uranium sales and trading.

Contact: Josephine Man – Chief Financial Officer Email: jman@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.